# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Docebo Inc., CIK 0001829959
CUSIP: 25609L105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001643560
Persons authorized to receive notices and communications: Jason Chapnik, 261 Davenport Road, Suite 200, Toronto, Ontario Canada (A6), M5R 1K3, 416-477-3490

## Reporting persons
- Jason Chapnik (CIK 0001643560): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: subject company funds (SC), affiliate funds (AF); sole voting power 32,407; shared voting power 16,285,964; sole dispositive power 32,407; shared dispositive power 16,285,964; aggregate amount beneficially owned 16,318,371 (56.7% of the class)
- Intercap Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 16,285,964; sole dispositive power 0; shared dispositive power 16,285,964; aggregate amount beneficially owned 16,285,964 (56.6% of the class)
- Intercap Equity Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,655,249; sole dispositive power 0; shared dispositive power 12,655,249; aggregate amount beneficially owned 12,655,249 (44% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Docebo Inc.
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Intercap Inc., an Ontario corporation ("Intercap"), Intercap Equity Inc., an Ontario corporation ("Intercap Equity"), and Jason Chapnik, an Ontario resident ("Mr. Chapnik"). Intercap, Intercap Equity, and Mr. Chapnik are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

Intercap is the parent company of Intercap Equity. Mr. Chapnik is founder, Chairman, Chief Executive Officer, President and Secretary of Intercap, and he is the founder, Chairman, Chief Executive Officer and Secretary of Intercap Equity. Mr. Chapnik may be deemed beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Intercap and Intercap Equity.

Certain information concerning the identity and background of each of the directors and executive officers of Intercap Equity are set forth in Schedule A attached hereto as Exhibit 99.2, which is incorporated by reference in response to this Item 2. Mr. Chapnik is the sole director and executive officer of Intercap.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 261 Davenport Road, Suite 200, Toronto, Ontario, M5R 1K3, Canada.
Present principal occupation or employment: Intercap is a merchant bank. Intercap Equity is an equity investment subsidiary of Intercap. The principal occupation of Mr. Chapnik is founder, Chairman, Chief Executive Officer and Secretary of Intercap.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and none of the individuals listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and none of the individuals listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Intercap and Intercap Equity are Ontario corporations. Mr. Chapnik is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information under the heading "Share Purchase Agreement" in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Common Shares reported herein for investment purposes, and such acquisitions were made in the Reporting Persons' ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 17, 2021, which filing was amended on September 30, 2021 (as amended, the "Schedule 13G"). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G.

Subject to applicable legal requirements and save and except that Intercap Equity may wish to participate in the Issuer's substantial issuer bid announced on January 29, 2026 which is expected to expire on or about March 10, 2026 (unless extended), the Reporting Persons have no other plans or proposals to acquire any additional Common Shares or to dispose of any of the Common Shares reported herein. Notwithstanding the foregoing, one or more of the Reporting Persons may acquire additional securities of the Issuer from time to time in open market or private transactions, consistent with their investment purposes and in amounts to be determined by each of the Reporting Persons based on their ongoing evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Act). Each of the Reporting Persons reserves the right to increase or decrease their holdings on such terms and at such times as each may decide.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer (the "Board"), to discuss matters regarding the Issuer, including but not limited to its operations, potential commercial, strategic, and/or financing transactions, and strategic direction. Such transactions could result in additional investments in, or other transactions with, the Issuer and, in that regard, could be viewed to have a purpose or effect of changing or influencing control of the Issuer. There can be no assurance that the Reporting Persons will ultimately pursue any such commercial, strategic, and/or financing transactions, or any other transactions involving the Issuer, or that any such transactions will be entered into at all.

To facilitate consideration of such matters, Intercap, Intercap Equity and their affiliates may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Intercap, Intercap Equity and their affiliates may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Intercap, Intercap Equity and their affiliates will likely take some or all the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Mr. Chapnik currently serves as Chair of the Board and Chair of the Compensation, Nominating and Governance Committee of the Board, and therefore will engage in regular discussions with the Board and management as part of his duties as Chair of the Board.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Shares to become eligible for termination of registration under Sections 12(b) and/or 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Shares beneficially owned by them (or any Common Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

The information under the heading "Investor Rights Agreement" in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 28,757,629 Common Shares outstanding as of February 1, 2026, as reported in the Issuer's Schedule 13E-4F filed with the United States Securities and Exchange Commission on February 3, 2026. In addition, the percentage set forth in row 13 of Mr. Chapnik's beneficial ownership includes the 32,407 Common Shares issuable upon conversion of his vested deferred share units of the Issuer, as calculated in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of Common Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the 1,637 deferred share units of the Issuer granted to Mr. Chapnik in lieu of his quarterly cash retainer for his role on the Board and as otherwise set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Share Purchase Agreement

On November 27, 2025, Intercap Equity entered into a share purchase agreement (the "Share Purchase Agreement") with WPGG 14 Investment Ltd. IV (the "WP") pursuant to which it will purchase an aggregate of 3,630,715 Common Shares (the "Purchased Shares") from WP at a purchase price of $18.77 per Common Share, for an aggregate purchase price of $68,148,520.55. The closing of the transaction contemplated by the Share Purchase Agreement is subject to certain customary conditions to closing. At 11:59 p.m. Eastern time on February 9, 2026, pursuant to the Share Purchase Agreement, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired.

On February 10, 2026, the Share Purchase Agreement was assigned from Intercap Equity to Intercap.

The purchase is for cash and is expected to be funded by Intercap from its existing cash reserves and borrowings under separate credit facilities with each of The Bank of Nova Scotia and National Bank of Canada. Intercap expects to consummate the acquisition contemplated by the Share Purchase Agreement on or about February 27, 2026.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

Investor Rights Agreement

Intercap Equity and Intercap Financial Inc. ("Intercap Financial", and together with Intercap Equity, the "Intercap Entities"), Klass.com Subsidiary LLC ("Klass", and together with the Intercap Entities, the "Principal Shareholders") and the Issuer are parties to an investor rights agreement dated October 8, 2019, as supplemented by a letter agreement between the Issuer and the Intercap Entities dated November 30, 2020 (collectively, the "Investor Rights Agreement"). In connection with the consummation of the acquisition contemplated by the Share Purchase Agreement, the Intercap Entities, Intercap and the Issuer intend to enter into a second letter agreement to further supplement the Investor Rights Agreement.

The Investor Rights Agreement provides that the Intercap Entities shall be entitled to nominate directors commensurate with the ownership interests of the Principal Shareholders in the Issuer. So long as the Intercap Entities have the right to nominate at least one director to the Board, the Intercap Entities shall be entitled to have one of their director nominees serve on a standing committee of the Board, other than the Audit Committee, provided that their director nominee is not one of the Issuer's officers. Additionally, if the Intercap Entities have the right to nominate at least one-third of the directors, the Intercap Entities shall be entitled to have one of their director nominees serve as Chair of the Board. Currently, the Intercap Entities are entitled to nominate 40% of the nominees (rounded up to the next whole number) of the Board, being four directors. The current nominees under the Investor Rights Agreement are Jason Chapnik, James Merkur and William Anderson. Following consummation of the acquisition contemplated by the Share Purchase Agreement, the Intercap Entities will have the right to nominate a majority of the directors to the Board.

The Investor Rights Agreement provides the Intercap Entities with the right (the "Demand Registration Right"), among others, to require the Issuer to use reasonable commercial efforts to file one or more prospectuses with applicable Canadian securities regulatory or and/or a registration statement with the SEC covering all or a portion of the Common Shares held by the Intercap Entities for a public offering in Canada or the United States, respectively, (a "Demand Distribution"), provided that the Issuer is not obliged to effect (i) more than two Demand Distributions in any 12-month period or (ii) any Demand Distribution where the value of the Common Shares offered under such demand registration is less than C$10 million in respect of a Demand Distribution in Canada or $10 million in respect of a Demand Distribution in the United States. The Issuer may also distribute Common Shares in connection with a Demand Distribution provided that if the Demand Distribution involves an underwriting and the lead underwriter determines that the total number of Common Shares to be included in such Demand Distribution should be limited for certain prescribed reasons, the Common Shares to be included in the Demand Distribution will first be allocated to the Intercap Entities.

The Investor Rights Agreement also provides the Intercap Entities with the right (the "Piggy-Back Registration Right") to require the Issuer to include its Common Shares in any future public offerings undertaken by the Issuer by way of prospectus that it may file with applicable Canadian securities regulatory authorities and/or in any U.S. public offerings undertaken by the Issuer by way of a registration statement filed with the SEC covering Common Shares (a "Piggy-Back Distribution"). The Issuer will be required to use reasonable commercial efforts to cause to be included in the Piggy-Back Distribution all of the Common Shares that the Intercap Entities request to be sold, provided that if the Piggy-Back Distribution involves an underwriting and the lead underwriter determines that the total number of Common Shares to be included in such Piggy-Back Distribution should be limited for certain prescribed reasons, the Common Shares to be included in the Piggy-Back Distribution will first be allocated to the Issuer.

To exercise these registration rights, the Intercap Entities, together with their affiliates and joint actors, must collectively own, in the aggregate, at least own 10% of the issued and outstanding Common Shares at the time of exercise. The Demand Registration Right and Piggy-Back Registration Right are also subject to various conditions and limitations, and the Issuer is entitled to defer any Demand Distribution in certain circumstances for a period not exceeding 90 days.

In the event that the issuer or any of its subsidiaries decides to issue Common Shares or any type of securities convertible into or exchangeable or redeemable for any shares or an option or other right to acquire such securities, each of the Intercap Entities and Klass, for so long as they continue to own at least 10% of the issued and outstanding Common Shares on a non-diluted basis, shall have pre-emptive rights to purchase Common Shares or such other securities as are being contemplated for issuance to maintain their pro rata ownership interest.

The Issuer will indemnify the Intercap Entities for any misrepresentation in a prospectus under which the Intercap Entities' Common Shares are distributed (other than in respect of any prospectus disclosure provided by the Intercap Entities, in respect of the Intercap Entities). The Intercap Entiites will indemnify the Issuer for any prospectus disclosure provided by the Intercap Entities in respect of the Intercap Entities.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Schedule A

Exhibit 99.3 Share Purchase Agreement

Exhibit 99.4 Investor Rights Agreement

## Signatures
- Jason Chapnik: /s/ Jason Chapnik, Jason Chapnik (02/17/2026)
- Intercap Inc.: /s/ Jason Chapnik, By Jason Chapnik, Chairman, Chief Executive Officer, President and Secretary (02/17/2026)
- Intercap Equity Inc.: /s/ Jason Chapnik, By Jason Chapnik, Chairman, Chief Executive Officer and Secretary (02/17/2026)